

November 7, 2011

<u>Via E-mail</u>
Mr. Jeffrey S. Barocas
Chief Financial Officer
Ocean Bio-Chem, Inc.
4041 SW 47 Avenue
Fort Lauderdale, FL 33314

      Re: Ocean Bio-Chem, Inc.
              Form 10-K for the Year Ended December 31, 2010 Filed March 31, 2011
              Form 10-Q for the Period Ended June 30, 2011 Filed August 15, 2011
              Definitive Proxy Statement on Schedule 14A Filed May 2, 2011
              File No. 0-11102

Dear Mr. Barocas:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Signatures, page 22</u>

1. In future filings, please ensure that your controller or principal accounting officer signs the annual report. Please see General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K for information on required signatures.

<u>Audited Financial Statements, page F-1</u>

<u>Note 12 – Earnings Per Share, page F-11</u>

2. Please show us how you will revise your future filings to disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute EPS in the

future but that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. See ASC 260-10-50-1.

Form 10-Q for the Period Ended June 30, 2011

General

3. Please address the above comments in your interim filings as well.

Definitive Proxy Statement

Compensation of Directors, page 6

4. We note disclosure that each director who is not an employee receives fees for attendance at each regular quarterly meeting and/or committee meeting. We also note disclosure that Ms. Conard and Mr. Turner have waived all compensation. Please tell us and in future filings, please:
   - Explain why Mr. Turner was paid option awards if he waived all compensation;
   - Ensure that you disclose all cash compensation paid to directors in this table. Your current table does not show any cash compensation paid, other than to Mr. Anchel; and
   - To the extent that you pay Mr. Anchel or any director amounts representing consulting or other fees, please clarify in a footnote the amounts you paid for these other services versus the amounts paid to such director as director compensation.

Summary Compensation Table, page 7

5. In future filings, please provide a narrative description of the material terms of any stock options and restricted stock awards. Please see Item 402(o) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Pamela A. Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Rufus Decker for

John M. Hartz
Senior Assistant Chief Accountant